Exhibit 99.2

Bilibili Announces Changes to Board and Committee Compositions

SHANGHAI, May 18, 2020—Bilibili Inc. (NASDAQ: BILI) (“BILI” or the “Company”), a leading online entertainment platform for young generations in China, today announced the appointment of a new independent director to its board of directors (the “Board”): Mr. Guoqi Ding, effective immediately. Mr. Wenji Jin has concurrently resigned from his positions as an independent director and a member of each of the three committees of the Board, and our current independent Board member Mr. Feng Li will serve as a member of each of these committees, effective immediately. Mr. Jin’s resignation did not result from any disagreement with the Company.

After the changes, the Board will continue to consist of seven members, four of whom are independent directors. Going forward, the audit committee will consist of Mr. JP Gan, Mr. Eric He and Mr. Feng Li, with Mr. He as the chairman; the compensation committee will consist of Mr. JP Gan, Mr. Eric He and Mr. Feng Li, with Mr. Gan as the chairman; and the nominating and corporate governance committee will consist of Mr. JP Gan, Mr. Eric He and Mr. Feng Li, with Mr. Gan as the chairman.

“We are very pleased to welcome Mr. Ding to Bilibili and with his comprehensive experience in finance operations, management and planning, we believe that he will bring strong financial operation expertise to the company,” said Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “We think Mr. Ding’s addition will be highly complementary to the skills and experience of our existing board members, and we look forward to his valuable insights to our business. We would also like to thank Mr. Jin for his service over the past years, and wish him well in his future endeavors.”

Since 2019, Mr. Quoqi Ding has served as chairman of the board of Zhiqin Management Consulting Ltd., a China-based consulting service provider, and an independent director on the board of Dian Diagnostics Group Co., Ltd., a China-based medical diagnosis outsourcing service provider listed on Shenzhen Stock Exchange, since 2017. Between 2004 and 2017, Mr. Ding held various positions, including chief financial officer, at Fosun International Limited, one of the largest investment groups in China. Between 2012 and 2017, Mr. Ding also served as a board member of several companies based in China, including Shanghai Forte Land Company Limited, one of China’s largest real estate developers. Mr. Ding received his bachelor’s degree in Finance and Economics from Shanghai University, and is a member of the Chinese Institute of Certified Public Accountants.

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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